Exhibit 99.a

FOR IMMEDIATE RELEASE

October 21, 2005

NOVA Chemicals Corporation to Offer $300 Million
of Senior Floating Rate Notes

Pittsburgh, PA – NOVA Chemicals Corporation (NYSE, TSX: NCX) announced today that it intends to issue $300 million of senior floating rate notes due 2013 in a private offering.  The Company plans to use the net proceeds of the offering to repay obligations under its accounts receivable securitization programs. The balance of the proceeds will be used for general corporate purposes.

The senior notes will be issued in reliance on the exemption from the registration requirements provided by Rule 144A of the United States Securities Act of 1933, as amended (the “Securities Act”).  None of the senior notes have been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security, nor will there be any sale of any security in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

NOVA Chemicals produces commodity plastics and chemicals that are essential to everyday life. Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel: 412.490.4166

Investor Relations inquiries, please contact:

Chris Bezaire – Vice President, Investor Relations

Tel: 412.490.5070

Forward-Looking Information

This news release may contain forward-looking statements which involve inherent risks and uncertainties.  Statements that are not historical facts, including statements about NOVA Chemicals’ beliefs, plans or expectations, are forward-looking statements.  These statements are based on current plans, estimates and expectations.  Actual results may differ materially from those projected in such forward-looking statements and therefore you should not place undue reliance on them.  A non-exclusive list of the important factors that could cause actual results to differ materially from those in such forward-looking statements is set forth in NOVA Chemicals’ publicly filed disclosure documents and securities commission reports.